David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, NY 11570
Tel. (516) 887-8200
Fax (516) 887-8250

May 28, 2009

Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  David Barton

Re:	Powersafe Technology Corp. (the “Registrant”) Form 8-K – Item 4.01 Filed on May 20, 2009 - File Number 333-143645

Dear Mr. Barton:

Powersafe Technology Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") an amendment to the Form 8-K (the "Amendment ") in response to the Commission's comments, dated May 21, 2009 (the "Comment Letter"), with reference to the Company's Current Report on Form 8-K (the "Form 8-K") filed with the Commission on May 20, 2009.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

1.           Comment:   Please amend your Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. Although we note the reason for the change, it is not sufficient to state “the Company….was terminating the services of Davis….” as that wording may be unclear to a reader.

Response:   The Amendment provides clearly that Davis was terminated as of May 8, 2009.

2.           Comment:   As required by Item 304(a)(1)(ii) of Regulation S-K, disclose whether the former accountant’s report on your financial statements for the past two years ended December 31, 2007 and December 31, 2006 contained an adverse opinion, a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response:   The Amendment discloses that the report of Davis for the year ended December 31, 2007 did not contain any adverse opinion, disclaimer of opinion or modification.

3.           Comment:   Please state whether, during your two most recent fiscal years and the subsequent interim period through May 8, 2009 before your former auditor was resigned, declined to stand for re-election or was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial disclosure or auditing scope or procedure.

Response:   The Amendment states that although there were no disagreements with Davis on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure.

4.           Comment:   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your item 304 disclosures or the extent to which the accountant does not approve.

Response:   The letter from Davis is being filed as Exhibit 16 to the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment.  Please note that we are also submitting a redline version of the Amendment showing changes from the Form 8-K in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

cc:           Jack Mayer, President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 8, 2009

POWERSAFE TECHNOLOGY CORP.
--------------------------------------------------------------
(Exact name of Registrant as specified in its charter)

Delaware --------------------------------- (State or other jurisdiction of incorporation)	333-143645 ------------------------------- (Commission File Number)	98-0522188 ------------------------------------- (IRS Employer Identification No.)

1400 Coney Island Avenue, Brooklyn, NY 11230
(Address of principal executive offices)

718-951-8021
(Registrant's Telephone Number, Including Area Code)

_____________________________
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Paragraph

This Form 8-K/A amends the Form 8-K, dated May 8, 2009, and filed with the Securities and Exchange Commission on May 20, 2009 (the “Form 8-K”), regarding the change in the principal independent accountants of Powersafe Technology Corp.  The purpose of this amendment is to respond to certain comments received by us from the Staff of the Securities and Exchange Commission in connection with its review of said Form.

Section 4 – Matters Related to Accountants and Financial Statements.
Item 4.01 Changes in Registrant’s Certifying Accountant.

On May 8, 2009, Powersafe Technology Corp. (the “Company”) dismissed its principal independent accountants. On such date, the Company informed Davis Accounting Group P.C. (“Davis”) that it was terminating the services of Davis and retained Morgenstern, Svoboda & Baer, CPA’S, P.C. (“Morgenstern”) as its principal independent accountants. The decision to change accountants was approved by the Company’s Board of Directors.

Davis was the independent registered public accounting firm for the Company from February 5, 2007 (inception) to December 31, 2008 and for the period since then and until May 8, 2009. Davis’s reports on the Company’s financial statements from February 5, 2007 (inception) to December 31, 2007, (a) did not contain an adverse opinion or disclaimer of opinion, (b) was not modified as to uncertainty, audit scope, or accounting principles,  or (c) did not contain any disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Davis, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. During the Company’s engagement of Davis (i) there was no disagreement with Davis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Davis, would have caused Davis to make reference to the subject matter of the disagreement in connection with its report and (ii) there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and related instructions). Davis did express a concern about the Company’s ability to continue as a going concern.

The Company has provided Davis with a copy of this disclosure and requested that Davis furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements in the first paragraph of this section.

A copy of the letter from Davis addressed to the Securities and Exchange Commission is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Prior to May 8, 2009, the date that Morgenstern was retained as the principal independent accountants of the Company:

(1) The Company did not consult with Morgenstern LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

(2) Neither a written report nor oral advice was provided to the Company by Morgenstern that they concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; and

(3) The Company did not consult Morgenstern regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(iv)(B) of Regulation S-K.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
16.1	Letter from Davis Accounting Group to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 28, 2009

POWERSAFE TECHNOLOGY CORP.

By:	/s/ Jack Mayer
Name:	Jack Mayer
Title:	President

Exhibit 16.1

DAVIS ACCOUNTING GROUP, P.C.
A Certified Public Accounting Firm
1957 West Royal Hunte Drive, Suite 150, Cedar City, Utah 84720
(435) 865-2808 • FAX (435) 865-2821

Securities and Exchange Commission
450 – Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

Davis Accounting Group P.C. is the former independent registered accountant of Powersafe Technology Corp. (the “Company”). We have read the Company’s Current Report on Form 8-K/A dated May 27, 2009, and are in agreement with the contents of Item 4.01, paragraphs one through three, except for the last half of sentence two of the first paragraph regarding the engagement of new principal independent accounts, for which we have no basis to agree or disagree. For the remainder of the Current Report on Form 8-K, we have no basis to agree or disagree with other statements of the Company contained therein.

Respectfully submitted,

/s/ Davis Accounting Group P.C.

Cedar City, Utah,
May 27, 2009.